Mail Stop 3561

June 15, 2009

Steve Nickolas
President
Northsight Capital, Inc.
14301 North 87th Street
Suite 301
Scottsdale, AZ 85260

> **Re: Northsight Capital, Inc.**
> **Item 4.01 Form 8-K**
> **Filed May 15, 2009**
> **File No. 000-53661**

Dear Mr. Nickolas:

        We have completed our review of your Form 8-K and related filings and have no further comments at this time.

                                        Sincerely,

                                        Ethan Horowitz
                                        Staff Accountant